SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Florida East Coast Industries, Inc.
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

340632108
(Cusip Number)

J. Taylor Crandall
201 Main Street, Suite 3100
Fort Worth, Texas 76102
(817) 390-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,966,000, which constitutes approximately 11.6% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 16,908,981 shares outstanding.

1.     Name of Reporting Person:

         Alpine Capital, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                    7.     Sole Voting Power: 1,578,900 (1)
Number of
Shares
Beneficially       8.     Shared Voting Power: -0-
Owned By
Each
Reporting          9.     Sole Dispositive Power: 1,578,900 (1)
Person
With
                   10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,578,900

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  9.3%

14.     Type of Reporting Person: PN
------------
(1)     Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.     Name of Reporting Person:

         Robert W. Bruce III

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: USA

                   7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially       8.     Shared Voting Power: 1,633,900 (1)
Owned By
Each
Reporting          9.     Sole Dispositive Power:  -0-
Person
With
                   10.     Shared Dispositive Power: 1,633,900 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,633,900 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11):  9.7%

14.     Type of Reporting Person: IN
-------------
(1)     Solely in his capacity as one of two general partners of Alpine Capital, L.P. with respect to 1,578,900 shares, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation, with respect to 55,000 shares.

1.     Name of Reporting Person:

          Algenpar, Inc.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                   7.     Sole Voting Power: -0-
Number of
Shares
Beneficially       8.     Shared Voting Power: 1,578,900 (1)(2)
Owned By
Each
Reporting          9.     Sole Dispositive Power: -0-
Person
With
                   10.     Shared Dispositive Power: 1,578,900 (1)(2)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,578,900 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11):  9.3%

14.     Type of Reporting Person: CO

------------
(1)     Power is exercised through its President, J. Taylor Crandall.
(2)     Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.     Name of Reporting Person:

         J. Taylor Crandall

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: USA

                   7.     Sole Voting Power: -0-
Number of
Shares
Beneficially       8.     Shared Voting Power: 1,633,900 (1)
Owned By
Each
Reporting          9.     Sole Dispositive Power: -0-
Person
With
                   10.     Shared Dispositive Power: 1,633,900 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,633,900 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11): 9.7%

14.     Type of Reporting Person: IN
------------
(1)     Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 1,578,900 shares, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 55,000 shares.

1.     Name of Reporting Person:

         Keystone, Inc.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                   7.     Sole Voting Power: 332,100 (1)
Number of
Shares
Beneficially       8.     Shared Voting Power: -0-
Owned By
Each
Reporting          9.     Sole Dispositive Power: 332,100 (1)
Person
With
                   10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           332,100

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  2.0%

14.     Type of Reporting Person: CO
-------------
(1)     Power is exercised through its President, Robert M. Bass.

1.     Name of Reporting Person:

          Robert M. Bass

2.     Check the Appropriate Box if a Member of a Group:

           (a) /   /

           (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: USA

                   7.     Sole Voting Power:  332,100 (1)
Number of
Shares
Beneficially       8.     Shared Voting Power: 55,000 (2)
Owned By
Each
Reporting          9.     Sole Dispositive Power: 332,100 (1)
Person
With
                   10.     Shared Dispositive Power: 55,000 (2)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          387,100 (1) (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  2.3%

14.     Type of Reporting Person: IN
-------------
(1)     Solely in his capacity as President of Keystone, Inc., with respect to 332, 100 shares.
(2)     Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 55,000 shares.

1.     Name of Reporting Person:

         The Anne T. and Robert M. Bass Foundation

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: Working Capital

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                   7.     Sole Voting Power:  55,000 (1)
Number of
Shares
Beneficially       8.     Shared Voting Power: -0-
Owned By
Each
Reporting          9.     Sole Dispositive Power:  55,000 (1)
Person
With
                   10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          55,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  0.3%

14.     Type of Reporting Person: CO
------------
(1)     Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce III in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation.

1.     Name of Reporting Person:

         Anne T. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: USA

                   7.     Sole Voting Power: -0-
Number of
Shares
Beneficially       8.     Shared Voting Power:  55,000 (1)
Owned By
Each
Reporting          9.     Sole Dispositive Power: -0-
Person
With
                   10.     Shared Dispositive Power:  55,000 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           55,000 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11):  0.3%

14.     Type of Reporting Person: IN

------------
(1)     Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 11, 2000 (the "Schedule 13D"), relating to the Class A Common Stock, no par value, of Florida East Coast Industries (the "Issuer"). Pursuant to the recapitalization of the Issuer effective as of October 9, 2000, the publicly held common stock of the Issuer was redesignated as Class A Common Stock.  Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.     SECURITY AND ISSUER.

Item 1 is hereby amended and restated in its entirety as follows:

     This statement relates to the Class A Common Stock, no par value (the "Stock"), of the Issuer.  The principal executive offices of the Issuer are located at One Malaga Street, St. Augustine, Florida 32085-1048.

Item 2.     IDENTITY AND BACKGROUND.

Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

     The Anne T. and Robert M. Bass Foundation, a Texas non-profit corporation ("Foundation") and Anne T. Bass ("A. Bass") hereby join this filing because they may be deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Foundation or A. Bass or the other Reporting Persons that a group exists.  As used hereinafter, the term "Reporting Persons" shall also include reference to Foundation and A. Bass.

Paragraphs (b) - (c) of Item 2 hereby are partially amended by adding at the end thereof the following:

FOUNDATION

Foundation is a Texas non-profit corporation.  The principal business address of the Foundation, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

A. BASS

A. Bass's residence address is 6221 Westover Drive, Fort Worth, Texas 76107, and she is not presently employed.

(d) - (f)

No material change.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used by the Reporting Persons to purchase the shares of the Stock are as follows:

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Alpine	Working Capital(1)	$58,973,885.32 (2)
R. Bruce	Not Applicable	Not Applicable
Algenpar	Not Applicable	Not Applicable
Crandall	Not Applicable	Not Applicable
Keystone	Working Capital (1)	$10,336,099.20
R. Bass	Not Applicable	Not Applicable
Foundation	Working Capital (1)	$ 1,894,854.01

(1)  As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general.  None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the shares of the Stock.

(2)  This figure represents the total amount expended by Alpine for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent Alpine's net investment in shares of the Stock.  Alpine's net investment in shares of the Stock is $51,521,756.30.

Item 4.     PURPOSE OF TRANSACTION.

No material change.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

ALPINE

The aggregate number of shares of the Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,578,900, which constitutes approximately 9.3% of the outstanding shares of the Stock.

R. BRUCE

Because of his positions as one of two general partners of Alpine and as principal of Bruce Management (which has shared investment discretion over the shares of the Stock owned by the Foundation), R. Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 1,633,900 shares of the Stock, which constitutes approximately 9.7% of the outstanding shares of the Stock.

ALGENPAR

Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,578,900 shares of the Stock, which constitutes approximately 9.3% of the outstanding shares of the Stock.

CRANDALL

Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,633,900 shares of the Stock, which constitutes approximately 9.7% of the outstanding shares of the Stock.

KEYSTONE

The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 332,100, which constitutes approximately 2.0% of the outstanding shares of the Stock.

R. BASS

Because of his positions as a director of Foundation and as President of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 387,100 shares of the Stock, which constitutes approximately 2.3% of the outstanding shares of the Stock.

FOUNDATION

The aggregate number of shares of Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 55,000, which constitutes approximately 0.3% of the outstanding shares of the Stock.

A. BASS

Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 55,000 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

ALPINE

Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,578,900 shares of the Stock.

R. BRUCE

As one of two general partners of Alpine, R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,578,900 shares of the Stock.  As principal of Bruce Management (which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 55,000 shares of the Stock.

ALGENPAR

As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,578,900 shares of the Stock.

CRANDALL

As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,578,900 shares of the Stock.  As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 55,000 shares of the Stock.

KEYSTONE

Acting through its President, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,100 shares of the Stock.

R. BASS

As President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,100 shares of the Stock.  As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 55,000 shares of the Stock.

FOUNDATION

Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 55,000 shares of the Stock..

A. BASS

As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 55,000 shares of the Stock.

(c)  Since sixty days prior to the date of event which requires filing of this Schedule 13D, Foundation has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

	NO. OF SHARES	PRICE PER
DATE	PURCHASED	SHARE
11/29/00	15,000	$ 35.26
12/18/00	2,500	34.30
12/19/00	2,000	34.46
12/20/00	1,000	34.24
12/22/00	2,000	34.55
12/26/00	2,000	34.52
12/27/00	2,800	34.73
12/28/00	10,700	34.76
12/29/00	1,500	34.97
01/02/01	2,500	34.80
01/03/01	500	34.55
01/04/01	1,500	35.38
01/05/01	800	35.67
01/10/01	3,100	34.99
03/26/01	1,600	31.89
03/27/01	800	31.36
04/11/01	2,000	31.00
04/20/01	2,000	31.60
04/23/01	700	31.28

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares since 60 days prior to the date of event which requires filing of this Schedule 13D.

(d)     Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

(e)     Not applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  June 1, 2001

ALPINE CAPITAL, L.P.

By: /s/ Robert W. Bruce III
Robert W. Bruce III,
Manager

/s/ Robert W. Bruce III
ROBERT W. BRUCE III

ALGENPAR, INC.

By: /s/ J. Taylor Crandall
J. Taylor Crandall,
President

/s/ J. Taylor Crandall
J. TAYLOR CRANDALL

KEYSTONE, INC.

By: /s/ W.R. Cotham
W.R. Cotham,
Vice President

/s/ W. R. Cotham
W. R. Cotham,
Attorney-in-Fact for:

THE ANNE T. AND ROBERT M.
BASS FOUNDATION (1)
ANNE T. BASS (2)
ROBERT M. BASS (3)

(1)      A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.
(2)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.
(3)      A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1      Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith